NEWS RELEASE

ELD No. 09-09

TSX: ELD   NYSE-A: EGO

April 27, 2009

Kisladag Optimization Study Results

VANCOUVER, B.C.  - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide a summary of the results of a recently completed internal review of our Kisladag mine, Western Turkey (the “Study”).  The Study identified opportunities to effectively increase annual production and lower unit costs at Kisladag and will form the basis of feasibility engineering to be undertaken by the Company and its consultants over the next five months.

Highlights

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Potential to increase planned production by 30 - 40%.

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Opportunity to lower unit operating costs by approximately 15%.

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Ability to accelerate recovery of in-heap gold inventory.

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Capital investment requirements estimated to be approximately US$45 million.

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Implementation schedule could result in production increase commencing in 2011.

Expansion Elements

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Take advantage of identified excess mining capacity with existing owner operated fleet.  No need to provide additional haulage equipment in the near term.

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Primary gyrator crusher, presently underutilized due to excess design capacity, current utilization approximately 55-60%.

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Reconfigure and enhance existing crushing and screening plant to allow for the high percentage of fines generated in the mine and by primary crushing to fully bypass the existing crushing and screening plant.

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Expand screening and conveyor transfer capacity to accommodate 30% increase in ore.

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Expand ADR plant thoughput by 50% to provide for sustainable production increase as well as accelerated in-heap inventory recovery.

Target Results

The anticipated implementation schedule, assuming a positive decision to proceed with the expansion project, would result in construction completion in 2010 with the first operating benefit derived in 2011.  Approximate magnitude of effect on production and operating costs are described in Table 1.

Table 1 – Operating Performance in ounces of gold

	2010	2011	2012	2013	2014
Planned Production	240,000	240,000	240,000	240,000	220,000
Expanded Production Rate	220,000	290,000	355,000	360,000	350,000

Operating costs post production expansion are expected to be approximately $250 - 275/oz.

“We continue to be incredibly pleased with the excellent performance of our Kisladag mine.  We look forward to detailing and implementing the identified opportunities to continue the ongoing enhancement of Kisladag,” stated Paul N. Wright, President & CEO.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, Turkey and surrounding regions.  We are one of the lowest cost pure gold producers reporting.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com